CSTA
CALIFORNIA SPACE AND
TECHNOLOGY ALLIANCE
----------------------------------
THE CALIFORNIA SPACEPORT AUTHORITY



March 24, 2000


Mr. Philip E. Smith
Integrated Space Systems, Inc.
13855 Stowe Dr.
Poway, CA 92064

Dear Phil,

The grants award process for the California Space and Technology Alliance (CSTA) 2000 "Space Flight Related Technologies Competitive Grant Program" solicitation was recently concluded. Lon Hatamiya, Secretary of the California Trade and Commerce Agency, has approved the award recommendations.

We are delighted to inform you that your proposal, Orbital Transfer Vehicle Motor Regression Testing, was selected for a grant award of $105,000. Enclosed you will find a press release issued by CSTA announcing this award, which you may wish to incorporate in an atmouncement of your own. You should expect to be contacted shortly by representatives from the California Office of Strategic Technology to complete the contractual steps tot this award.

On behalf of the California Space and Technology Alliance, The California Spaceport Authority, please let me extend to you our congratulations for your fine proposal effort and our every encouragement for your efforts as this project goes forward.

Sincerely,


/s/ Andrea Seastrand

The Honorable Andrea Seastrand
Executive Director


2225 SKYWAY DRIVE - SANTA MARIA, CA 93445                          csta@csta.net
805.349.2633 - FAX 805.349.2635                              http://www.csta.net